September 16, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly, Sherry Haywood, Andi Carpenter and Anne M. McConnell

Re:	AMERI Holdings, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-4
Filed August 12, 2020
File No. 333-238742

Ladies and Gentlemen:

We are providing this response letter on behalf of AMERI Holdings, Inc. (the “Company”) with respect to the Staff’s comment letter dated August 25, 2020, regarding the above-referenced Pre-effective Amendment 1 to Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 2 to the Registration Statement (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Pre-effective Amendment 1 to Registration Statement on Form S-4 filed August 12, 2020

General, page i

1.	The number of shares of common stock and the number of shares of Series B preferred stock being registered in the calculation of registration fee table are inconsistent with the number of shares of common stock and the number of shares of Series B preferred stock listed in footnote (1) to the table. Please reconcile the disclosures. Additionally, ensure that the disclosures in the calculation of registration fee table are consistent with the disclosures throughout the proxy statement/prospectus.

RESPONSE: We respectfully advise the Staff that we have reconciled the disclosures regarding the number of shares of common stock and the number of shares of Series B preferred stock in the registration fee table.

2.	We note that the proxy statement/prospectus is missing information such as the number of shares of Ameri and Jay Pharma common and preferred stock outstanding on the record date, the percentages held by directors and officers, and information about the resulting issuer capital and preferred stock. Please include this information and any other missing information in a pre-effective amendment.

RESPONSE: We respectfully advise the Staff that we have included placeholders for the number of shares of Ameri and Jay Pharma common and preferred stock outstanding on the record date on page 10 of the Revised Filing (we note that the record date will be provided in a later amendment), the percentages held by directors and officers on pages 214 and 216 of the Revised Filing, and information about the resulting issuer capital and preferred stock on page 285 of the Revised Filing.

Prospectus Cover Page, page ii

3.	Please disclose the exchange ratio and the maximum number of shares that may be issued in the tender offer.

RESPONSE: We respectfully advise the Staff that we have disclosed the Exchange Ratio and the maximum number of shares that may be issued in the Offer on the cover page of the Revised Filing.

Summary Term Sheet, page 1

4.	Disclosure on the prospectus cover page and in the bullet statement on page 5 that each of Ameri and Jay Pharma expects that the tender offer will qualify as a tax-deferred transaction within the meaning of Section 368(a) and/or Section 351 of the Internal Revenue Code is inconsistent with the response to prior comment 13 and the revised disclosures in the registration statement including on pages 14, 43, 139, 142, and 226. Please reconcile the disclosures.

RESPONSE: We respectfully advise the Staff that we have reconciled the disclosures on the cover page and page 5 of the Revised Filing.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 56

5.	We note your response to prior comment 17; however, as previously requested, please provide the pro forma equivalent per share disclosures required by Item 3(f) of Form S-4. Please be advised, given the reverse acquisition, it appears to us that the pro forma equivalent per share disclosures should be presented for the Ameri common shareholders and should be calculated as each related pro forma amount multiplied by the exchange ratio that the Ameri common shareholders will receive in the resulting issuer.

RESPONSE: We respectfully advise the Staff that the required disclosures under Item 3(f) are included on page 56 of our Form S-4/A. Under the terms of the Offer, Ameri common stockholders will continue to hold the same amount of shares of Resulting Issuer common stock that they held of Ameri common stock prior to the Offer. We further advise the Staff that we calculated the book value per share disclosures as follows:

	Ameri Holdings Historical	Jay Pharma Historical	Pro Forma Combined
As of June 30, 2020
Assets	$27,506,424	$554,762	$4,031,399
Less: liabilities	$14,626,784)	$4,036,775	$1,152,163
Book value	$12,879,640	$3,482,013)	$2,879,236

Shares outstanding	5,163,265	25,639,164	33,960,199
Exchange ratio	1.00	0.63	1.00
Shares used in calculation	5,163,265	16,263,563	33,960,199

Book value per share	$2.49	$(0.21)	$0.08

Ameri is expected to incur substantial expenses related to the Offer with Jay Pharma, page 61

6.	To the extent possible, please disclose the estimated expenses related to the transactions.

RESPONSE: We respectfully advise the Staff that we have included an estimate of the expenses related to the transactions on page 61 of the Revised Filing.

Interests of Ameri’s Directors and Executive Officers in the Offer, page 141

7.	Identify each of the Ameri directors and officers who will retain an ownership interest in Ameri after the closing of the offer, and quantify the ownership interest of each of these Ameri directors and officers.

RESPONSE: We respectfully advise the Staff that we have identified the Ameri directors and officers who will retain an ownership interest in the Resulting Issuer after the completion of the Offer and quantified such ownership interests on page 141 of the Revised Filing.

Background of the Spin-Off, page 180

8.	Identify the three independent and non-interested directors forming the special committee.

RESPONSE: We respectfully advise the Staff that we have identified the three independent and non-interested directors forming the special committee on page 180 of the Revised Filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 188

9.	Refer to note 5 on page 196. It is not clear to us how the numbers of shares were determined. Please clarify or revise.

RESPONSE: We respectfully advise the Staff that we have revised Note 5 on page 196 of the Revised Filing to state that 25,639,164 shares of Jay Pharma will be exchanged at the Exchange Ratio of 0.63 into 16,263,563 shares of Resulting Issuer common stock.

10.	Refer to note 8 on page 197. Please disclose more fully the nature of the expenses and to whom they will be paid.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure in Note 8 on page 197 of the Revised Filing to clarify that our expenses are estimated to be $1,000,000 of legal expenses, $300,000 of accounting and auditing expenses, and $200,000 of other expenses.

11.	Please more fully explain to us how you determined the number of shares related to Alpha in the loss per calculations on page 198 based on the disclosures provided on pages 193 and 194.

RESPONSE: We respectfully advise the Staff that the shares of Resulting Issuer issued to Alpha on page 198 of the Revised Filing is calculated as follows:

Shares of Resulting Issuer
Shares issued to Alpha in exchange for the Note	1,498,039
Shares issued to Alpha in exchange for the Alpha Investment	2,247,059
Total shares issued to Alpha	3,745,098

Executive Officers and Directors, page 200

12.	State the year in which Mr. Avani Kanubaddi founded Welmedix Healthcare, and describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on page 200 of the Revised Filing to include the year in which Mr. Avani Kanubaddi founded Welmedix Healthcare and describe his business experience during the past five years.

Certain Material U.S. Federal Income Tax Consequences of the Offer, page 225

13.	Remove the term “certain” in the heading or the introductory language in the proxy statement/prospectus’s tax disclosure because it raises a concern that the author of the opinion may be omitting a material tax consequence. For guidance you may wish to refer to Section III.C.1. of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that we have revised the heading and introductory language on page 225 of the Revised Filing to remove the term “certain.”

14.	We note the response to prior comment 13 that you intend to file by amendment short form tax opinions. The short form tax opinions and the tax disclosure in the proxy statement/prospectus both must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of each of the named counsel. Please revise. For guidance you may wish to refer to Section III.B.2. of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 225 of the Revised Filing to state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of each of the named counsel.

15.	We note the assumption is made here and elsewhere in the proxy statement/prospectus that the offer qualifies as a tax-deferred transaction under the Internal Revenue Code. Since the tax discussion is the opinion of each of the named counsel, the discussion in the proxy statement/prospectus must opine on the material tax issues. Given that each of the named counsel is giving a “should” and not a “will” opinion as indicated in response to prior comment 13, explain why each of the named counsel is unable to give a “will” opinion on the material tax issues, and describe the degree of uncertainty on the material tax issues in each of the opinions. For guidance you may wish to refer to Sections III.C.3. and III.C.4. of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 227 of the Revised Filing to explain why each of the named counsel is unable to give a “will” opinion on the material tax issues, and describe the degree of uncertainty on the material tax issues in each of the opinions.

Exclusive Forum, page 292

16.	Revised disclosure indicates that the Ameri bylaws provide that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for some actions or proceedings, or, if that Court does not have jurisdiction, the Superior Court of the State of Delaware, or, if that Court does not have jurisdiction, the United States District Court for the State of Delaware. Revise the disclosure to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision in the Ameri bylaws states this clearly, and revise the disclosure in the proxy statement/prospectus to state that the provision in the Ameri bylaws does not apply to any action arising under the Securities Act or the Exchange Act.

RESPONSE: We respectfully advise the Staff that, in light of Section 27 of the Exchange Act and Section 22 of the Securities Act, we have added a risk factor on page 98 of the Revised Filing related to the exclusive forum provision in the current Ameri bylaws.

17.	Revised disclosure indicates that the A&R bylaws provide that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for some actions or proceedings and that, unless the resulting issuer consents in writing to the selection of an alternate forum, the federal district courts of the United States will be the exclusive forum for any cause of action arising under the Securities Act. Given the conditional phrase included in the federal forum exception provision relating to the Securities Act, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations.

Additionally, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations. If the exclusive forum provision in the A&R bylaws applies to Exchange Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. Alternatively, if the exclusive forum provision in the A&R bylaws does not apply to Exchange Act claims, ensure that the exclusive forum provision in the A&R bylaws states this clearly, and revise the disclosure in the proxy statement/prospectus to state that the exclusive forum provision in the A&R bylaws does not apply to any action arising under the Exchange Act. Please also amend your filing to include risk factor disclosure related to your exclusive forum clause, including, but not limited to increased costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on page 294 of the Revised Filing, as well as the A&R Bylaws, to eliminate the conditional phrase included in the federal forum exception provision and include the Exchange Act in the federal forum exception provision. In addition, we respectfully advise the Staff that we have added a risk factor on page 63 of the Revised Filing related to the exclusive forum provision.

Experts, page 293

18.	In the updated consent for Ameri Holdings, please ensure that the auditor appropriately refers to its dual-dated report.

RESPONSE: We respectfully advise the Staff that the auditor appropriately refers to its dual-dated report in the updated consent for Ameri Holdings.

Consolidated Financial Statements

General, page F-1

19.	Please provide updated financial statements, and update all related disclosures throughout the filing for both Ameri Holdings and Jay Pharma as required by Rule 8-08 of Regulation S-X.

RESPONSE: We respectfully advise the Staff that the Revised Filing contains updated financial statements and related disclosures for Ameri and Jay Pharma.

Ameri Holdings - Annual Financial Statements, page F-20

20.	We note your response to prior comment 40; however, we note that the “Basis of Presentation” in note 2 on page F-26 in the annual financial statements continues to indicate certain information and note disclosures have been omitted and that adjustments have been reflected. It continues to appear to us that these disclosures are not appropriate for annual financial statements and should be revised. Please ensure Ameri Holdings’ annual financial statements include all required disclosures.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on page F-26 of the Revised Filing and ensured that Ameri Holdings’ annual financial statements include all required disclosures.

21.	Refer to note 17 on page F-49. Please correct the as revised disclosures for total other assets and total assets as of December 31, 2019.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on page F-49 of the Revised Filing to correct the as revised disclosures for total other assets and total assets as of December 31, 2019.

Please contact Barry Kostiner, the Chief Financial Officer of the Company, or me at 770-935-4152, if you have any questions about our response.

Very truly yours,

Brent Kelton

cc:	Richard Friedman

Barry Kostiner

Henoch Cohn

Rick Werner